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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                          OPTICAL SENSORS INCORPORATED
                         ------------------------------
                                (Name of Issuer)


                     Common Stock $.01 par value per share
                         ------------------------------
                         (Title of Class of Securities)

                                   68384P107
                                 --------------
                                 (CUSIP Number)


      Hayden R. Fleming, 14988 N. 78th Way, Suite 200 Scottsdale AZ 85260
                                 (602) 483-9282
 ------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                January 26, 1999
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of s.s. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of this statement, including all exhibits. See s.s. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
---------------------                                        -------------------
CUSIP NO. 68384P107                                          PAGE  2 OF  6 PAGES
---------------------                                        -------------------

1     NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      HAYDEN R. FLEMING
      --------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                         (b) [ ]
      --------------------------------------------------------------------------
3     SEC USE ONLY

      --------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      AF AND PF
      --------------------------------------------------------------------------
5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                                  [ ]

      --------------------------------------------------------------------------
6     CITZENSHIP OR PLACE OF ORGANIZATION

      U.S.A.
      --------------------------------------------------------------------------
                    7  SOLE VOTING POWER
                       494,109
       NUMBER OF       ---------------------------------------------------------
        SHARES      8  SHARED VOTING POWER
      BENEFICIALLY     32,500
       OWNED BY        ---------------------------------------------------------
         EACH       9  SOLE DISPOSITIVE POWER
       REPORTING       494,109
        PERSON         ---------------------------------------------------------
         WITH      10  SHARED DISPOSITIVE POWER
                       32,500
                       ---------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      526,609
      --------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*     [ ]


      --------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      5.9%
      --------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
      --------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
---------------------                                        -------------------
CUSIP NO. 68384P107                                          PAGE  3 OF  6 PAGES
---------------------                                        -------------------

1     NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      CIRCLE F VENTURES, LLC  86-0820669
      --------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                         (b) [ ]
      --------------------------------------------------------------------------
3     SEC USE ONLY

      --------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
      --------------------------------------------------------------------------
5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                                  [ ]

      --------------------------------------------------------------------------
6     CITZENSHIP OR PLACE OF ORGANIZATION

      GEORGIA - U.S.A.
      --------------------------------------------------------------------------
                    7  SOLE VOTING POWER
                       494,109
       NUMBER OF       ---------------------------------------------------------
        SHARES      8  SHARED VOTING POWER
      BENEFICIALLY     NONE
       OWNED BY        ---------------------------------------------------------
         EACH       9  SOLE DISPOSITIVE POWER
       REPORTING       494,109
        PERSON         ---------------------------------------------------------
         WITH      10  SHARED DISPOSITIVE POWER
                       NONE
                       ---------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      494,109
      --------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*     [ ]


      --------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      5.6%
      --------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      OO
      --------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

ITEM 1. SECURITY AND ISSUER.

         The title of the class of equity securities to which this statement relates is Common Stock, par value $.01 per share (the "Common Stock"). The name of the issuer is Optical Sensors Incorporated (the "Company"). The principal executive offices of the Company is 7615 Golden Triangle Drive, Suite A, Eden Prairie, MN 55344.

ITEM 2. IDENTITY AND BACKGROUND

         The reporting persons are Hayden R. Fleming and Circle F Ventures, LLC ("Circle F"). Hayden R. Fleming is the managing member of Circle F. Circle F is a Georgia limited liability company whose principal business is the operation of an investment fund and whose principal business and office is located at 14988
N. 78th Way, Suite 200, Scottsdale, Arizona 85260. Circle F has not been a party to any civil or criminal proceeding required to be disclosed in response to this Item.

         The following information is provided for Hayden R. Fleming:

(a)      Name. Hayden R. Fleming.

(b)      Address. 14988 N. 78th Way, Suite 200, Scottsdale, Arizona 85260.

(c) Principal Occupation and Employment. Hayden R. Fleming is the principal of Fleming Securities, Inc., a broker/dealer.

(d)      Criminal Proceedings. None.

(e)      Civil Proceedings. None

(f)      Citizenship. United States of America.

ITEM 3. SOURCE AND AMOUNT AT FUNDS OR OTHER CONSIDERATION.

         Personal funds of Hayden R. Fleming and working capital of Circle F.

ITEM 4. PURPOSE OF TRANSACTION

         All of the reported shares are held for investment purposes.

         The reporting persons have no plans or proposals which relate to or would result in:

                  (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

                  (b) An extraordinary corporate transaction, such as a merger, organization or liquidation, involving the Company or any of its subsidiaries;

                  (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

                  (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

                                    Page -4-

                  (e) Any material change in the present capitalization or dividend policy of the Company;

                  (f) Any other material change in the Company's business or corporate structure;

                  (g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

                  (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                  (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

                  (j) Any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

                  (a) Number of Shares/Percentage of Class Beneficially Owned.

                           Circle F Ventures, LLC beneficially owns 494,109 shares of the Company's Common Stock representing approximately 5.6% of the outstanding shares of Common Stock based on 8,825,824 shares of Common Stock outstanding as indicated by the Company as of November 10, 1998.

                           Hayden R. Fleming beneficially owns a total of 526,609 shares of the Company's Common Stock representing approximately 5.9% of the outstanding shares of Common Stock based on 8,825,824 shares of Common Stock outstanding as indicated by the Company as of November 10, 1998. Of such shares, 25,000 shares are owned by a trust for the benefit of Hayden Fleming and his wife, 7,500 shares are owned by the wife of Hayden Fleming or by an individual retirement account for her benefit, and 494,109 shares are owned by Circle F Ventures LLC, a limited liability company of which Hayden Fleming is managing member.

                  (b) Nature of Ownership. Circle F Ventures, LLC has sole power to vote and direct the disposition of all of the 494,109 shares reported as owned by it. Hayden R. Fleming has sole power to vote and direct the disposition of 494,109 of the reported shares and has shared power to vote and direct the disposition of 32,500 of the reported shares that are owned jointly with his wife or for the benefit of his wife.

                  (c) Recent Transactions. The following is a list of all transactions in the Company's Common Stock by the reporting persons during the 60 days preceding the date of this Schedule 13D.

                  The shares below were bought by the following purchasers in open market transactions through the NASDAQ market system;

           Date of         Number of      Price
         Transaction        Shares      Per share              Purchaser
         -----------        ------      ---------              ---------
           12/07/98         10,000       $1.38            Fleming Trust
           12/09/98         25,000       $1.41025         Circle F Ventures, LLC
           12/14/98         20,000       $1.505           Circle F Ventures, LLC
           12/21/98         20,000       $1.505           Circle F Ventures, LLC

                                    Page -5-

           12/23/98         50,000       $1.423875        Circle F Ventures, LLC
           12/28/98         38,000       $1.367           Circle F Ventures, LLC
           01/21/99         80,000       $1.40625         Circle F Ventures, LLC
           01/26/99         10,000       $1.5725          Circle F Ventures, LLC
           02/01/99         27,000       $1.5037          Circle F Ventures, LLC

                  (d) Rights to Dividends or Proceeds. None.

                  (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF ISSUER

                  None.

ITEM 7.           MATERIALS TO BE FILED AS EXHIBITS.

                  None.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 4, 1999                             /s/ Hayden R. Fleming
      Date                                 -------------------------------------
                                             Hayden R. Fleming
                                             Name/Title

February 4, 1999                           Circle F Ventures LLC
       Date

                                           By /s/ Hayden R. Fleming
                                             -----------------------------------
                                             Hayden R. Fleming - Managing Member
                                             Name/Title

                                    Page -6-